March 1, 2019

Matt Bronfman
Chief Executive Officer
Jamestown Atlanta Invest 1, LLC
675 Ponce de Leon Avenue, NE
7th Floor
Atlanta, GA 30308

       Re: Jamestown Atlanta Invest 1, LLC
           Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted January 18, 2018
           CIK No. 0001751158

Dear Mr. Bronfman:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Confidential Draft Submission

Cover Page

1. We note your response to comment 5. Please note that pursuant to Rule 251(d)(3)(i)(F) of
       Regulation A, the securities may be offered or sold within three years from the initial qualification date. In addition, please revise to state that if you do not meet the minimum threshold within 12 months after commencing the offering, you will cancel the offering and your escrow agent will promptly refund prospective purchasers.
 Matt Bronfman
FirstName LastNameMatt 1, LLC
Jamestown Atlanta Invest Bronfman
Comapany NameJamestown Atlanta Invest 1, LLC
March 1, 2019
March 1, 2019 Page 2
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FirstName LastName
2. We note your response to comment 5. Please revise the table on the cover page to quantify underwriting discounts and commissions payable in connection with the offering. To the extent such amounts will be paid by your Manager without reimbursement, directly or indirectly, the total proceeds to the company will remain the same. Last, please ensure your footnote discussion clearly states, if true, that you will not directly or indirectly reimburse the Manager for the payment of selling commissions.
Risk Factors, page 14

3. We note the exclusive forum and jury trial waiver provisions contained in your Amended and Restated Limited Liability Company Agreement, filed as exhibit
2.2. Please revise
         your offering statement to describe these provisions and how they will impact your investors. Include risk factor disclosure describing the risks to investors. In addition, revise to clarify whether these provisions apply to claims under the federal securities laws. If the provisions do not apply to federal securities law claims, please revise the agreement to make that clear.
If our sponsor were to enter bankruptcy proceedings, page 20

4. We note your response to comment 4. It is unclear how proceeds in the company's account would be subject to any bankruptcy proceeding involving your sponsor. Please revise to clarify.
Conflicts of Interest, page 54

5. We note your response to comment 22. You state that Jamestown Premier Property Fund is the only Other Fund currently raising money, and that it is an open-end fund with a queue of approximately $719 million. Please confirm that no other fund with similar investment objectives has a queue of funds available for investment or quantify the amount available for investment.
Description of Common Shares
REIT Board, page 73

6. You state that your "manager" is the board of directors of the company, but also subsequently identify the initial members of the board as individuals. Please clarify if the
         Manager can appoint board members and appointed the individuals identified.
Quarterly Redemption Plan, page 79

7. Please revise the table on page 80, and throughout, to quantify the third-party costs, or an estimated range of such costs, showing the effective redemption price after inclusion of such amounts if material. Please also clarify if the Participation Allocation is deductible only if your NAV plus distributions or dividends paid or accrued exceeds $10 per share, and clarify the extent to which the Participation Allocation will effectively reduce any
 Matt Bronfman
Jamestown Atlanta Invest 1, LLC
March 1, 2019
Page 3
      appreciation by 20%.
8. Please clarify if all third-party costs will be applied to everyone on an equal basis. In addition, explain how you will inform investors of the third-party costs applicable to a redemption request before expiration of the withdrawal period.
Quarterly Share Price Adjustments, page 79

9.    Please provide us, on a supplemental basis, with your template for future
NAV
      disclosures.
       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Kim McManus at 202-551-3215 with any other questions.



                                                            Sincerely,

FirstName LastNameMatt Bronfman                             Division of
Corporation Finance
                                                            Office of Real
Estate and
Comapany NameJamestown Atlanta Invest 1, LLC
                                                            Commodities
March 1, 2019 Page 3
cc:       C. Spencer Johnson III, Esq.
FirstName LastName